Exhibit 16.1

July 2, 2019

Securities and Exchange

Commission Washington, D.C.

20549

Ladies and Gentlemen:

We were previously principal accountants for Computer Task Group, Incorporated and, under the date of March 15, 2019, we reported on the consolidated financial statements of Computer Task Group, Incorporated as of and for the years ended December 31, 2018 and 2017 (and the effectiveness of internal control over financial reporting as of December 31, 2018). On June 28, 2019, we were dismissed. We have read Computer Task Group, Incorporated’s statements included under Item 4.01 of its Form 8-K dated June 28, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with any of Computer Task Group, Incorporated’s statements included in Item 4.01(b), Engagement of New Independent Registered Public Accounting Firm.

Very truly yours,

/s/ KPMG LLP